Exhibit 99.1

Luxoft Announces Results of the Annual Meeting of Shareholders

New York, NY, September 9, 2016 — Luxoft Holding, Inc (NYSE: LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced results of the Annual Meeting of Shareholders held on September 9, 2016. As of August 12, 2016, the record date for the Annual Meeting, 21,233,468 Class A ordinary shares and 11,936,022 Class B ordinary shares were outstanding.  For each matter voted on at the Annual Meeting, holders of Class A ordinary shares were entitled to one vote for each Class A ordinary share owned and holders of Class B ordinary shares were entitled to ten votes for each Class B ordinary share owned. There were 16,004,430 Class A ordinary shares and 11,936,022 Class B ordinary shares present in person or represented by proxy at the Annual Meeting. Two items of business were acted upon by shareholders at the Annual Meeting: (1) the reelection of the current directors to serve until the next annual meeting of shareholders or until their successors have been elected and qualified and (2) ratification of the appointment of Ernst & Young LLC as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2017.

Each matter voted upon at the Annual Meeting, including reelection of each current director, was approved by over 96% of the votes cast.

About Luxoft:

Luxoft Holding, Inc (NYSE:LXFT) is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Luxoft’s solutions are based on its proprietary products and platforms that directly impact its clients’ business outcomes and efficiently deliver continuous innovation. The Company develops its solutions and delivers its services from 28 dedicated delivery centers worldwide. It has over 11,000 employees across 35 offices in 18 countries in North America, Mexico, Western and Eastern Europe, Asia Pacific, and South Africa. Luxoft is incorporated in Tortola, British Virgin Islands, has its operating headquarters office in Zug, Switzerland and is listed on the New York Stock Exchange. For more information, please visit http://www.luxoft.com.

Forward-Looking Statements:

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; seasonal trends and the budget and work cycles of our clients; general economic and business conditions in our locations, including geopolitical instability and social, economic or political uncertainties, particularly in Russia and Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate; our expectations with respect to the proportion of our fixed price contracts; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; IBS Group Holding Limited and its subsidiaries divesting all or a portion of its ownership interest in us; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading “Risk Factors” in the Annual Report on the Form 20-F for the year ended March 31, 2016 and other documents filed with the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contacts:

Luxoft Holding, Inc

Alina V. Plaia, +1 212-964-9900 ext. 2404

Vice-President, Global Communications

IR@luxoft.com

or

Kristen A. Soroka, +1 212-964-9900 ext. 2290

Investor Relations Analyst

ksoroka@luxoft.com